Exhibit 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Country of Incorporation

BluePhoenix Solutions USA Inc.	United States
BluePhoenix Solutions U.K. Limited	United Kingdom
Bluephoenix Legacy Modernization s.r.l.	Italy
BluePhoenix Solutions Srl.	Romania
Zulu Software Inc.	United States